October 13, 2021

VIA EDGAR

Mr. Michael Purcell

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Blockchain Moon Acquisition Corp.
Registration Statement on Form S-1
Filed September 24, 2021, as amended
File No. 333-259770

Dear Mr. Purcell:

On October 12, the undersigned, as the representative of the several underwriters, joined in the request of Blockchain Moon Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. ET on Thursday, October 14, 2021, or as soon as thereafter practicable. We hereby withdraw our request until further notice.

[Signature page follows]

Very truly yours,

CHARDAN CAPITAL MARKETS LLC

By:	/s/ George Kaufman
Name: George Kaufman
Title: Managing Director